# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CoreCard Corp, CIK 0000320340
CUSIP: 45816D100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 4355 Shackleford Rd, Norcross, Georgia (GA), 30093
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000883965

## Reporting persons
- WEITZ INVESTMENT MANAGEMENT, INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Nebraska (NE); sole voting power 515,000; shared voting power 0; sole dispositive power 515,000; shared dispositive power 0; aggregate amount beneficially owned 515,000 (6.52% of the class)

## Item 1. Issuer
Name of issuer: CoreCard Corp
Address of issuer's principal executive offices: 4355 Schackleford Road Norcross, Georgia 30093

## Item 2. Person Filing
Name of person filing:
(i) Weitz Investment Management, Inc.
(ii) Andrew S. Weitz
Address of principal business office or, if none, residence:
3555 Farnam Street Suite 800
Omaha, Nebraska 68131-3312
Citizenship:
Weitz Investment Management, Inc. - State of Nebraska
Andrew S. Weitz - Citizen of the United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
(i) Weitz Inc. 515,000 Shares
(ii) Weitz 515,000 Shares
Percent of class:
(i) Weitz Inc. 6.52%
(ii) Weitz 6.52%
Sole power to vote or to direct the vote:
(1) Weitz Inc. 515,000
(2) Weitz 0
Shared power to vote or to direct the vote:
(1) Weitz Inc. 0
(2) Weitz 515,000
Sole power to dispose or to direct the disposition:
(1) Weitz Inc. 515,000
(2) Weitz 0
Shared power to dispose or to direct the disposition:
(1) Weitz Inc. 0
(2) Weitz 515,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- WEITZ INVESTMENT MANAGEMENT, INC.: Andrew S. Weitz, Andrew S. Weitz Director (01/28/2025)